Exhibit 6.4

AMENDMENT NO. 2 TO LOAN AND SECURITY AGREEMENT

DATED EFFECTIVE:		January 1, 2018

PARTIES:	Borrower:	IRON BRIDGE MORTGAGE FUND, LLC, an Oregon limited partnership

	Alliance:	WESTERN ALLIANCE BANK, an Arizona corporation

I.	RECITALS:

A.    Obligations Owing to Alliance. Borrower is obligated to Alliance in the principal amount of up to Twenty-Five Million and 00/00 Dollars ($25,000,000.00) in connection with a revolving line of credit (the “Loan”), which is evidenced by among other documents, the Loan and Security Agreement, dated effective December 22, 2015, as amended by Amendment No. 1 to Loan and Security Agreement, dated effective March 20, 2017 (as amended from time to time, the “Loan Agreement”). The Loan is further evidenced by an Amended and Restated Promissory Note, dated March 20, 2017 in the stated principal amount of up to Twenty-Five Million and 00/100 Dollars ($25,000,000.00) (the “Note”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

B.    Security for Repayment and Satisfaction of Obligations Owing to Alliance. As security for repayment of the Loan, Alliance holds (among other things) valid, perfected, and enforceable liens and security interests in the Collateral.

C.    Loan Documents. The obligations set forth in paragraph A above, and the Security Interests of Alliance in the Collateral described in paragraph B above are evidenced by (among other things) the following “Loan Documents,” as amended, modified or superseded from time to time:

1.    The Loan Agreement;

2.    The Note;

3.    A Uniform Commercial Code financing statement; and

4.    All other documents delivered by Borrower in relation to the Loan, including amendments, modifications, and extensions thereto.

D.    Request for Modifications of Loan Documents. Borrower has requested certain modifications to the Loan Documents. Alliance agrees to accommodate Borrower’s request for modifications to the Loan Documents, so long as Borrower satisfies all of the conditions set forth in Section 11.2. below, and provided that Borrower complies with the terms of this Amendment and all other obligations under the Loan Documents.

II.	AGREEMENT.

For present and fair consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and Alliance hereby agree as follows:

1.	INCORPORATION OF RECITALS.

The foregoing Recitals are hereby incorporated into and made a part of this Amendment No. 2 to Loan and Security Agreement (“Amendment”). Borrower acknowledges and confirms that each of the foregoing Recitals is true and correct.

2.	CONDITIONS.

2.1    Conditions to Loan Modifications. The modification of the Loan Documents pursuant to this Amendment are expressly conditioned upon the prior satisfaction of the following:

(a)    Delivery of this Agreement. Borrower shall deliver to Alliance a fully-executed copy of this Amendment.

(b)    Delivery of an Amended and Restated Promissory Note. Borrower shall deliver to Alliance an Amended and Restated Promissory Note, a copy which is attached as Exhibit A to this Amendment.

(c)    Delivery of an Amended and Restated Guaranty. Guarantor shall deliver to Alliance an Amended and Restated Guaranty, a copy which is attached as Exhibit B to this Amendment.

(d)    Delivery of a Consent and Agreement of Subordinated Parties. The parties to the Subordination Agreement shall deliver to Alliance a Consent and Agreement of Subordinated Parties, a copy which is attached as Exhibit C to this Amendment.

(e)    Certificates of Authority. Borrower shall deliver to Alliance certificates of authority (in form and substance acceptable to Alliance), certifying as to the authority of Borrower to enter into this Amendment, and to perform their respective duties and obligations thereunder.

(f)    Origination Fee. Borrower shall pay Alliance a fully-earned and nonrefundable origination fee in the amount of $150,000.00, which fee shall be due and payable upon the date of this Amendment.

(g)    No Defaults. There does not exist any default or Event of Default by Borrower under the Loan Documents (as modified hereby).

(h)    Miscellaneous. Borrower shall perform or cause to be performed such additional conditions and shall deliver or cause to be delivered to Alliance such additional documentation as Alliance may require in Alliance’s sole and absolute discretion.

2.2    Continued Effect of Loan Documents. Except as otherwise provided herein, all Loan Documents and other documents and agreements between or among Alliance and Borrower shall remain in full force and effect.

2.3    No Accommodations Without Satisfaction of All Conditions. Upon satisfaction of all of the conditions set forth above, Alliance agrees to modify the Loan Documents as provided below.

3.     MODIFICATION OF LOAN DOCUMENTS. Subject to the terms and conditions of this Amendment, the Loan Documents are modified as follows:

3.1    Committed Sum. The definition of “Committed Sum” in Section 1.1 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

“Committed Sum” means $40,000,000.00 or such lesser amount as may be outstanding on the Conversion Date, reduced on the date of each scheduled payment under the Promissory Note by the principal amount of each such scheduled payment during the Term Loan Period only.

3.2    Ineligible Collateral. The definition of “Ineligible Collateral” in Section 1.1 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

“Ineligible Collateral” means the following types of Collateral:

(1.)	REO;

(2.)	Nonperforming Notes;

(3.)	Note Mortgages that have been subordinated;

(4.)	Owner-occupied Note Mortgages; and

(5.)	Note Mortgages which have original maturities in excess of2 years and extension options greater than 1 year.

3.3    Promissory Note. The definition of “Promissory Note” in Section 1.1 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

“Promissory Note” means the promissory note, in the maximum principal amount of $40,000,000.00, executed by Borrower and payable to the order of Alliance, in form and substance satisfactory to Alliance, and all amendments, extensions, renewals, replacements, increases, and modifications thereof.

3.4    Revolving Loan Period. The definition of “Revolving Loan Period” in Section 1.1 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

“Revolving Loan Period” means the period beginning on the Closing Date and ending on January 1, 2020.

3.5    The following definition of “Adjusted Equity” is hereby added in Section 1.1 of the Loan Agreement:

“Adjusted Equity” means, for any Person at any particular time, all amounts which, in conformity with GAAP, or other method of accounting acceptable to Alliance, would be included as owner’s equity on a balance sheet of a Person; but excluding (a) all assets which are properly classified as intangible assets, and (b) all loans and advances to any owner, officer, or employee of such person (but specifically including Mezzanine Debt).

3.6    Minimum Adjusted Equity. There is hereby added to the Loan Agreement the following Section 6.15:

Minimum Adjusted Equity. Borrower shall maintain Adjusted Equity of not less than $40,000,000.00, as measured quarterly on a trailing twelve month basis, commencing with the quarter ending December 31, 2017.

3.7    Debt Service Coverage Ratio. There is hereby added to the Loan Agreement the following Section 6.16:

Debt Service Coverage Ratio. Commencing on the Conversion Date, the Collateral shall produce a Debt Service Coverage Ratio for Borrower of not less than 2.00 to 1.00 (the “Required DSCR”). The Debt Service Coverage Ratio shall be tested by Alliance quarterly on a trailing twelve month basis. If for any reason the Debt Service Coverage Ratio is less than the Required DSCR, then Borrower shall, within five (5) days after Alliance’s written demand, reduce the unpaid principal balance of the Note to increase the Debt Service Coverage Ratio to at or above the Required DSCR. For purposes of this subsection, “Debt Service Coverage” shall mean the number obtained by dividing (i) EBITDA for the previous twelve (12) month period, by (ii) the Debt Service Amount; “EBITDA” for each measured period shall mean net operating cash flow; less (i) interest charges, (ii) depreciation and amortization, (iii) non-cash charges and charges deemed by Alliance to be extraordinary, and (iv) provision for federal, state or local income taxes; and “Debt Service Amount” shall mean the annualized principal and interest payments due pursuant to the Note.

3.8    Defaults Under Agreement. Each of the Loan Documents is modified to provide that it shall be an Event of Default if Borrower fails to pay or perform any of its duties or obligations under this Amendment or under any of the other Loan Documents, subject to any applicable cure periods set forth in the Loan Documents Further, it shall be an Event of Default under each of the Loan Documents if any representation or warranty made by Borrower set forth in this Amendment is materially incomplete, incorrect, or misleading.

4.     RATIFICATION OF LOAN DOCUMENTS AND COLLATERAL. The Loan Documents are ratified and affirmed by Borrower and the Loan Documents shall and do remain in full force and effect as modified by this Amendment. The liens and security interests granted to Alliance in the Collateral also remain in full force and effect.

5.     REPRESENTATIONS AND WARRANTIES OF BORROWER. Each Borrower represents and warrants to Alliance as follows:

5.1    No Adverse Claims. Borrower has no claims, counterclaims, defenses, off sets, or recoupments of any kind against Alliance with respect to the Loan and its obligations to Alliance under the Loan Documents, or the liens and security interests of Alliance in the Collateral.

5.2    Valid and Binding Obligations Owing to Alliance. The Loan Documents as modified by this Amendment are the legal, valid, and binding obligations of Borrower. Any person executing this Amendment for Borrower in a representative capacity confirms and acknowledges that he or she has full authority to bind Borrower to the terms and conditions of this Amendment.

5.3    Requisite Power and Authority. Borrower is validly existing under the laws of the jurisdiction of its formation and organization, and has the requisite power and authority to execute and deliver this Amendment to Alliance and to perform all obligations under the Loan Documents as modified by this Amendment.

5.4    No Third Party Consents Required. No consent, license, permit, approval or authorization of any person, entity or governmental authority is required in connection with Borrower’s execution, delivery and performance of this Amendment by Borrower.

5.5    No Bankruptcy Proceeding. As of the date of this Amendment, Borrower is not the subject of a pending bankruptcy proceeding and Borrower is not aware of any threatened bankruptcy proceeding against Borrower.

5.6    Consultation with Counsel. Borrower acknowledges that it has consulted with counsel and with such other experts and advisors as it has deemed necessary in connection with the negotiation, execution and delivery of this Amendment. This Amendment shall be construed without regard to any presumption or rule requiring that it be construed against the party causing this Amendment to be drafted.

5.7    Accuracy of Information. All written information provided by Borrower to Alliance in furtherance of the transactions contemplated by this Amendment or in or accompanying any loan application, financial statement, certificate, or other document, and all other written information delivered by or on behalf of Borrower in connection with this Amendment is correct and complete in all material respects as of the date of such information, and there are no omissions in any of the information that result in such information being materially incomplete, incorrect, or misleading as of the date of such information. Borrower does not have any knowledge of any material change in any of the information that has not been disclosed to Alliance in writing on or before the date of this Amendment. All financial statements (other than projections) were prepared in accordance with GAAP and accurately present the financial condition of Borrower.

6.      AFFIRMATIVE COVENANTS OF BORROWER.

6.1    Further Assurances. Borrower will perform (and cause to be performed) such acts, and will execute, deliver, and provide (or cause to be executed, delivered and provided) Alliance with any documents, agreements, or instruments as Alliance may require in order to carry out the terms and conditions of this Amendment. Without limiting the foregoing, Borrower will execute such documents requested by Alliance to confirm, reaffirm, or otherwise secure Alliance’s liens and security interests on all existing and hereafter acquired Collateral.

6.2    Release of Alliance. In consideration of the benefits provided by Alliance through this Amendment, each Borrower hereby fully, finally, and absolutely and forever releases and discharges Alliance and its present and former directors, shareholders, officers, employees, agents, representatives, attorneys, successors and assigns, and their separate and respective heirs, personal representatives, successors and assigns (the “Released Parties”), for, from, and against any and all actions, causes of action, claims, debts, damages, demands, liabilities, obligations, and suits, of whatever kind or nature, in law or equity of the Borrower and, whether now known or unknown to the Borrower, and whether contingent or matured: (i) in respect of any of the Loan Documents, or the actions or omissions of Alliance occurring prior to the date of this Amendment in respect of the obligations, or any duties under the Loan Documents; and (ii) arising from events occurring prior to the date of this Amendment. Each Borrower acknowledges that it has been informed by their attorneys, and are aware of and familiar with the general principle of law which provides that a general release does not extend to claims which a creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with a debtor (the “Unknown Claims”). To the extent applicable, each Borrower expressly waives and relinquishes all rights and benefits they may have under the principle of law relating to the release of Unknown Claims.

6.3    Reimbursement of Alliance’s Costs and Expenses. Borrower will reimburse Alliance for all of its costs and expenses (including appraisal, recording/filing and attorneys’ fees) reasonably incurred in relation to the preparation and negotiation of this Amendment.

7.     EXECUTION AND DELIVERY OF AGREEMENT BY LENDER. Alliance is not bound by this Amendment until Alliance has executed and delivered this Amendment to Borrower.

8.     BINDING EFFECT. The Loan Documents, as modified by this Amendment, will be binding upon and will inure to the benefit of Borrower and Alliance and their respective successors and assigns.

9.     COUNTERPARTS. This Amendment may be signed in any number of counterparts, all of which together shall constitute one document. Email or other electronic copies of signatures will be deemed acceptable as original signatures.

10.     NOTICES. Any notice or other communication required or permitted hereunder or under this Amendment shall be done in the manner described in the Loan Agreement.

11.     ATTORNEYS’ FEES. In the event of any dispute between the parties arising out of or in connection with this Amendment, the party which prevails in the dispute will be reimbursed by the other party for reasonable attorneys’ fees, costs and expenses incurred by such prevailing party in connection with the dispute.

12.     CHOICE OF LAW/VENUE. This Amendment will be governed by and construed in accordance with federal law applicable to Alliance and, to the extent not preempted by federal law, the laws of the State of Arizona, without giving effect to any conflicts of law principles. Borrower agrees that the exclusive venue for any voluntary or involuntary bankruptcy of Borrower will be the United States Bankruptcy Court for the District of Arizona (Phoenix Division), and that the exclusive venue for any litigation or disputes arising under or with respect to the Loan Documents or this Amendment will be in Maricopa County, Arizona.

13.     CONFLICTS, INCONSISTENCIES. In the event of any conflict or inconsistency between the terms and provisions of this Amendment and the terms and provisions of the Loan Documents, the terms and provisions of this Amendment shall control to the extent necessary to resolve such conflict or inconsistency.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 2 to Loan and Security Agreement as of the date first set forth above.

ALLIANCE:

WESTERN ALLIANCE BANK, an Arizona corporation

By:
Seth Davis
Its:	Senior Vice President

Address for Notices:

Western Alliance Bank 3033 West Ray Road Chandler, Arizona 85226 Attention: Seth Davis Facsimile: (480) 899-4769 E-mail: sdavis@westemalliancebank.com

BORROWER:

IRON BRIDGE MORTGAGE FUND, LLC, an Oregon limited liability company

By: Iron Bridge Management Group, LLC, an Oregon limited liability company
Its: Manager

By:
Gerard Stascausky
Its:	Sole Member